[LETTERHEAD OF ROSTELECOM]

December 15, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

United States of America

Re:          Rostelecom OJSC (the “Company”)
Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”)
Filed June 30, 2006
File No. 1-14748
Response to comment letter dated November 21, 2006

Dear Mr. Spirgel:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated November 21, 2006. To facilitate your review, we have set forth below each of your comments with our corresponding response and have numbered the items to correspond to your original letter.

Note 6.  Business Combinations, page F-27

1.              Please refer to the last paragraph.  Tell us and disclose why the initiation of statutory liquidation procedures or other material adverse actions is remote.  Also, tell us and disclose the nature of the other material adverse actions.

Response

Under the Federal Law “On Joint Stock Companies”, if stock company’s net assets fall below its charter capital, it is required to decrease the company’s charter capital and its creditors may accelerate their claims or demand early performance of obligations and payment of damages.  If the net assets fall below the minimum statutory charter capital or become negative, as calculated on the basis of Russian accounting standards as at the end of the second or any subsequent year of a company’s operation, the company may be subject to involuntary liquidation by a court upon a claim by governmental authorities.

In a high-profile case, which is reported to have been politically motivated, a Moscow court in 2001 ordered the liquidation of a company pursuant to the relevant legislation pursuant to a claim filed by a company’s minority shareholder even though it had met all of its obligations to creditors.  Since 2001, the Federal Law “On Joint Stock Companies” has been amended preventing shareholders from initiating liquidation lawsuits based on low or negative net assets.  In addition, courts on numerous occasions denied liquidation lawsuits filed by governmental authorities if the company whose liquidation was sought or its shareholders could demonstrate company’s solvency and ability to rectify the situation.

Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency, i.e., their ability to pay debts as they come due, is not otherwise adversely affected by such negative net assets.

Below are listed the parties, which have a right, under the Russian legislation, to claim for liquidation of GlobalTel, and our position, including position of our legal department, is discussed in respect of each party.

(a) Federal Tax Service

GlobalTel did not have any amount of taxes payable overdue as of December 31, 2005 or June 23, 2006, the date of our financial statements.  In addition, GlobalTel pays taxes on a timely basis, provides other social benefits such as jobs creation and there have been no significant violations of tax legislation identified, nor significant fines or penalties were imposed by the Federal Tax Service as a result of tax inspections of GlobalTel.  As a result, we believe that the risk that the Federal Tax Service would apply to the court to force liquidation of GlobalTel is remote.

(b) Federal Service for Financial Markets

Federal Service for Financial Markets has authority to claim for liquidation of legal entities that breach Russian legislation on securities.  However, the legislation does not explain whether an entity’s negative net assets qualify for breaching the legislation on securities.  To the best of our knowledge, the Federal Service for Financial Markets has not ever initiated liquidation lawsuits based on low or negative net assets.

(c) Other commercial creditors, including shareholders

As disclosed in Note 6 of our financial statements, GlobalTel was created in 1996 by us and the owner of a US-based global mobile satellite telephone network, GlobalStar LLP, to provide access to the satellite network to the Russian marketplace.  Since the time of its launch, the global satellite network has experienced technical problems and low subscriber interest, as the result of which GlobalTel has only recently developed its operations beyond the development stage.  Since its inception, GlobalTel incurred substantial losses and accumulated substantial debt, which is currently mostly overdue.

This debt consists of two types.  The first type is debt raised upon foundation of GlobalTel. As of December 31, 2005 this debt included approximately 1,490 million rubles due to the minority shareholder, which is currently Loral Space & Communications Holdings Corporation (former affiliate of GlobalStar LLP that received the title of ownership over GlobalTel’s shares, as a result of bankruptcy of GlobalStar LLP), and 426 million rubles (eliminated upon consolidation) due to us. The whole amount of debt due to both us and the minority shareholder as of December 31, 2005 was in default.  The second type of debt is accounts payable for current operating services, which were rendered by us and the owner of the satellite network, which is currently GlobalStar LLC (new operating entity formed as a result of bankruptcy of GlobalStar LLP that received substantially all assets of GlobalStar LLP). To the best of our knowledge GlobalStar LLC is not related to or affiliated with Loral Space & Communications Holdings Corporation.  As of December 31, 2005, GlobalTel had overdue accounts payable of 409 million Rubles (eliminated upon consolidation) to us and 45 million rubles for services rendered prior to 2004 by the owner of the satellite network.  All amounts payable for current services, provided by both us and the owner of the satellite network are being paid on a timely basis by GlobalTel.

There are no other creditors that have substantial amounts outstanding from GlobalTel as of December 31, 2005 or June 23, 2006. Therefore, the only creditor that could potentially apply to the court to force liquidation of GlobalTel is its minority shareholder (see below).

Taking into consideration the following factors:

•                  GlobalTel is paying timely for the current services provided by both us and the owner of the satellite network

•                  in case of forced liquidation of GlobalTel, the owner of the satellite network would lose the ability to provide satellite telephone services on the territory of Russian Federation,

•                  GlobalTel’s property, plant and equipment may not be used outside Russia without significant investments in deconstruction, and net realizable value of property, plant and equipment may be substantially lower than both its value in use and outstanding amount of GlobalTel’s debt to the minority shareholder,

•                  in accordance with Russian corporate legislation shareholders are not responsible for the debts of the subsidiary, unless it is proved that the entity was forced into bankruptcy as a result of intentional actions of the shareholder(s),

•                  during recent years the minority shareholder or its affiliates did not apply or demonstrate an intention to apply to the court for the forced liquidation of GlobalTel we believe that the risk of minority shareholder forcing GlobalTel into liquidation is remote as of June 23, 2006, the date of our financial statements.

As discussed above, as of December 31, 2005 and June 23, 2006 GlobalTel had substantial amount of debt to the minority shareholder overdue. In connection with the above, by “other material adverse actions” we meant that the minority shareholder had the right to claim immediate repayment of the whole amount of debt outstanding as of December 31, 2005.

Taking into consideration the above and the fact that during recent several years the minority shareholder did not claim or demonstrate an intention to claim the debt, while significant part of it became overdue in 2004, as of the date of our financial statements (June 23, 2006) we believed that the risk of such “other material adverse actions” was remote. Nevertheless, since GlobalTel was in default in respect to the amounts due to minority shareholder as of December 31, 2005, the whole amount of debt to minority shareholder was classified as current in our consolidated financial statements as of December 31, 2005.

In connection with the above, please note that on September 11, 2006 we received a letter from the above mentioned minority shareholder, Loral Space & Communications Holdings Corporation, that informed us about its intention to file a legal claim in the Stockholm and London arbitration courts against GlobalTel in respect of the accelerated debt repayment.  We are currently in the process of negotiations with Loral Space & Communications Holdings Corporation with respect to the settlement of overdue debt of GlobalTel.  Due to the above new circumstances we are going to update our disclosure with respect to the possible outcome of statutory liquidation procedures or other material adverse actions against GlobalTel and impact on our financial statements, if any, as a result of these negotiations, as appropriate, in our future filings.

Note 7.  Impairment of property, plant and equipment, page F-29

2.              We note that the cash-generating unit consists of you and your subsidiaries.  Please tell us why this cash-generating unit is considered the smallest identifiable group of assets under IAS 36.

Response

In accordance with IAS 36 “Impairment of Assets”, cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. We considered our whole telecommunications network (including assets of our 100% owned subsidiaries: Westelcom and MTs NTT) as one cash-generating unit pursuant to provisions of IAS 36 based on the following considerations:

Our revenues come from customers or other operators for carrying fixed-line international (ILD) or domestic (DLD) long-distance traffic or renting telecommunication channels. Signals received by our equipment are directed in a way that provides optimal capacity and use of our network.  Our assets represent a single telecommunication network covering major part of the territory of the Russian Federation with access to international communication administrations, as well as office equipment and machinery related to telecommunication network maintenance and repairs.  We cannot specifically match our revenues in any region or within any group of clients with individual telecommunications lines or equipment.

We were and continue to be a regulated entity. The tariffs for our services are set up by the Russian governmental agencies and we are obligated to provide services to the public based on this tariffs regardless whether they are profitable or not in any particular location.

Further, the unique nature of our asset complex being a single network designed only to provide DLD and ILD services and the fact that we were a monopoly (i.e. no other operator was allowed to provide DLD and ILD services in Russia) resulted in us not being able to sell major part of its property, plant and equipment due to its specific nature and, thus, determine its market value. In addition, due to the unique nature of our assets presumes that the market value of separate items is less than their value in use.

Certain parts of our nationwide network are operated by our subsidiaries MTs NTT and Westelcom.  The services these subsidiaries are providing and revenues generated by them have the same nature as ours. Our subsidiaries provide services under the same tariff structure as we do and as referred to above this tariff structure is designed based on the fact that we operate unique nationwide network, i.e. we cannot specifically match our revenues in any region or within any group of clients with individual telecommunications lines or equipment. Further, the costs related to these revenues are incurred by both subsidiaries and us as our subsidiaries benefit from our shared service centers. Finally, we plan capital expenditures of our subsidiaries as an integral part of our nationwide network development and enhancement strategy. In essence, the above subsidiaries are operating on the same basis as our regional branches.

Therefore, none of our production assets generate cash inflows from continuing use that are largely independent of those from other assets of the single telecommunication network.  As a result, we consider our entire nationwide network to be the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

There is one subsidiary – GlobalTel - which represents a separate cash-generating unit, due to the fact that it provides a different type of service (satellite telecommunication services) and operates unique type of equipment (satellite telecommunications equipment). This cash-generating unit was not subject to the risks related to new rules and regulations in the telecommunication industry described in Note 30. As described in Note 6, property, plant and equipment of GlobalTel was already stated at fair value as of the date we obtained control over GlobalTel (April 25, 2005). Therefore, we concluded there was no further impairment of satellite telecommunication equipment of GlobalTel as of December 31, 2005.

Note 35(c). Reversal of impairment on property, plant and equipment, including restatement of previously issued financial information, page F-65

3.                        Please tell us in more detail how you concluded that the impairment should have been recognized in 1998 under US GAAP.

Response

In 1998 as a result of the economic and financial crisis in Russia we performed an impairment analysis of our property, plant and equipment for both IAS and US GAAP purposes since the above mentioned economic crisis was considered as an impairment indicator pursuant to provisions of IAS 36 “Impairment of Assets” and SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”.

We have two major classes of property, plant and equipment.  The first class is our telecommunication network.  The second class includes social assets comprising mainly living apartments, kindergartens and recreation facilities.

IAS

As discussed in detail above in our response to your comment 2, while performing an impairment analysis for IAS purposes in 1998 we considered the whole our telecommunication network as one cash-generating unit pursuant to provisions of IAS 36.

We inherited social assets from our state-owned predecessor upon our privatization in 1993. Those assets were built during soviet era as part of our predecessor social responsibilities by the order of the Government of the USSR and did not contribute in any material respect to generating cash inflows from our telecommunication network. The cash inflows generated by some of those assets (kindergartens, recreation centers and hospitals) for services provided to the general public are independent from those generated by our telecommunication network. Such cash inflows are insignificant and do not cover social assets maintenance costs.  Due to their poor condition, we always considered them more as a burden. Upon privatization we planned to gradually transfer major part of those assets to the local municipalities for free or sell, if practicable, the remaining part at nominal amounts. As of the date of our financial statements (June 23, 2006), we have already transferred major part of our social assets to the local municipalities.

Taking into consideration the above, we concluded that social assets did not belong to our telecommunication network cash generating unit referred to above and that their recoverable amounts should be assessed on an asset-by-asset basis. Given that the net selling price and value in use of our social assets approximated to a negligible amount, their recoverable amounts were determined to be nil and, consequently, the whole carrying amount of social assets as of December 31, 1998 to be fully impaired.

US GAAP

While performing an impairment analysis to reconcile our net income under IAS and US GAAP in 1998 we compared the carrying amount of our property, plant and equipment, including both telecommunication network and social assets with the sum of the undiscounted cash flows expected to result from their use and eventual disposition as required by SFAS No. 121. Since the sum of the expected undiscounted cash flows exceeded total carrying amount of our property, plant and equipment, including social assets, we concluded that there was no impairment for the purposes of determining net income under US GAAP.

SFAS No. 121 provides that “in estimating expected future cash flows for determining whether an asset is impaired, and if expected future cash flows are used in measuring assets that are impaired, assets shall be grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets”. Provisions of SFAS No. 121 are substantially similar to the ones set forth in IAS 36 that requires that “recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows from continuing use that are largely independent of those from other assets or group of assets. If this is the case, recoverable amount is determined for the cash generating unit to which the asset belongs”.

Taking into consideration the above impairment analysis for IAS purposes and the fact that US GAAP and IAS have similar provisions with respect to whether an impairment analysis should be performed on an asset or group of assets/cash generating unit level, we believe that in 1998 we inappropriately combined our telecommunication network and social assets in one group for the purposes of impairment analysis under US GAAP. Consequently, we concluded that social assets should have been analyzed for impairment separately from our telecommunication network similar to IAS.

Since cash outflows related to maintenance of social assets were substantially higher than marginal inflows they generated, the sum of undiscounted future cash flows from social assets was negative and less that their carrying amount. Further, the net selling price of social assets was negligible because of poor condition, high maintenance costs and the fact that majority of social assets were located outside Moscow or other large cities, thus, the fair value of social assets approximated to nil. Therefore, in accordance with SFAS No. 121 we should have recognized an impairment loss with respect to social assets back in 1998.

Please also note, that ruble amounts in this section are shown at ruble’s purchasing power as of December 31, 1998, while in our financial statements they are shown at ruble’s purchasing power as of December 31, 2002 (since Russian economy was considered hyperinflationary until 2003, please, refer to Note 4 of our financial statements).

* * * *

In connection with our responses above, we acknowledge that

•            the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and believe that the above explanations respond to your questions. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/signed/

Roman A. Frolov

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